UNITED  STATES
SECURITIES  AND  EXCHANGE  COMMISSION
Washington,  D.C.    20549


SCHEDULE  13G

Under  the  Securities  Exchange  Act  of  1934

National Standard Company
(Name  of  Issuer)

Common  Shares
(Title  or  Class  of  Securities)

637742017
(CUSIP  Number)

1.   NAME  OF  REPORTING  PERSON
     I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON  (Entities  Only)

     Thomas W. Mittler

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

     (a)    [ ]
     (b)    [ ]

3.   SEC  USE  ONLY

4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     United States

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH


5. SOLE VOTING POWER. . . .  447,000
6. SHARED VOTING POWER. . .        0
7. SOLE DISPOSITIVE POWER .  447,000
8. SHARED DISPOSITIVE POWER        0


9.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
    PERSON

    447,000

10. CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
    CERTAIN  SHARES


11. PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

    8.17%

12. TYPE  OF  REPORTING  PERSON

    IN

SCHEDULE  13G

Item 1(a) Name of Issuer:    National Standard Company Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
          1618 Terminal Road
          Niles, MI 49120


Item 2(a) Name of Person Filing: Thomas W. Mittler

Item 2(b) Address of Principal Business Officer or, if none, Residence:
          3607 South Main Street
          South Bend, IN 46601

Item 2(c) Citizenship:  United States

Item 2(d) Title of Class of Securities:  Common Shares

Item 2(e) Cusip Number:                  637742107

Item 3   This statement is filed in pursant to Rules 13d-1(c)

Item 4    Ownership:
(a)  Aggregate Amount Owned:                                           447,000
(b)  Percent of Class:                                                    8.17%
(c)  Number of shares as to which such person has:
    (i)  sole power to vote or direct the vote:                        447,000
    (ii) shared power to vote or direct the vote:                            0
    (iii)sole power to dispose or direct the disposition of:           447,000
    (iv) shared power to dispose or direct the disposition of:               0

Item 5   Ownership of Five Percent or Less of a Class:
         Not  Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another
         Person:

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent
         Holding Co:

Item 8   Identification and Classification of Members of the Group:

Item 9   Notice of Dissolution of Group:

Item 10  Certification:
         Not  Applicable.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October  26,  1998
By:    /s/ Thomas W. Mittler
           Thomas W. Mittler